Exhibit 99.31
BLUE PEARL MINING LTD.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of Blue Pearl Mining Ltd. (the “Company”) will be held at the National Club, 303 Bay Street, Toronto, Ontario, on Thursday, May 10, 2007 at 4:00 p.m. (Toronto time), for the following purposes:
(a)	To receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2006 and the report of the auditors thereon;

(b)	To consider and, if deemed appropriate, to pass, with or without variation, a special resolution authorizing and empowering the directors to determine the number of directors of the Company within the minimum and maximum number set forth in the articles and the number of directors of the Company to be elected at the annual meeting of shareholders of the Company, as more particularly described in the accompanying management information circular;

(c)	To elect directors of the Company for the ensuing year;

(d)	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(e)	To consider and, if deemed appropriate, to pass with or without variation, a resolution approving the change of name of the Company to “Thompson Creek Metals Company Inc.”;

(f)	To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving amendments to the Company’s stock option plan, as more particularly described in the accompanying management information circular; and

(g)	To transact such other business as may properly come before the Meeting or any adjournment thereof.
This notice is accompanied by a management information circular, a form of proxy and the audited consolidated financial statements of the Company for the financial year ended December 31, 2006.
Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.
The board of directors of the Company has by resolution fixed the close of business on April 4, 2007 as the record date, being the date for the determination of the registered holders of Common Shares entitled to receive notice of the Meeting and any adjournment thereof.
The board of directors of the Company has by resolution fixed 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent.
DATED at Toronto, Ontario this 30th day of March, 2007.

By Order of the Board of Directors

“Ian J. McDonald”
Ian J. McDonald
Executive Chairman